Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol: TSX: SVM	November 8, 2011
NYSE: SVM

SILVERCORP REPORTS REVENUE UP 71% TO $62.1 MILLION AND RECORD OPERATING CASH FLOW UP 140% TO $35.2 MILLION IN THE 2ND QUARTER OF FISCAL 2012

VANCOUVER, British Columbia – November 8, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today reported its unaudited financial and operating results for the second quarter ended September 30, 2011 (“Q2 2012”). The following financial results are expressed in US dollars (US$) unless stated otherwise.

The Company reported adjusted earnings (a non-IFRS “International Financial Reporting Standards” measure) of $23.6 million, $0.14 per share, in the second quarter of fiscal 2012. Net income attributable to shareholders was $18.5 million, $0.11 per share. The Company also reported record operating cash flow of $35.2 million and revenue of $62.1 million based on average net realized silver selling price of $30.48 per ounce.

SECOND QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

  Revenue of $62.1 million, up 71% from $36.3 million in the second quarter of fiscal year 2011 (“Q2 2011”);

  Record cash flow from operations of $35.2 million, or $0.20 per share, up 140% from $14.6 million, or $0.09 per share, in Q2 2011;

  Net income attributable to shareholders of $18.5 million, or $0.11 per share, a 49% increase compared to $12.4 million, or $0.08 per share, in Q2 2011. Adjusted earnings were $23.6 million, or $0.14 per share;

  Silver production of 1.4 million ounces, a 4% increase, gold production of 2,516 ounces, a 739% increase. The silver-equivalent production (includes only silver and gold) was about 1.5 million ounces. Silver and gold sales accounted for 74% of the total sales in the quarter, compared to 55% a year ago;

  Realized selling price per ounce of silver increased 108% to $30.48 from $14.63 in Q2 2011;

  Completed the acquisition of the XBG silver-gold-lead-zinc mine in the Henan Province, China;

  Expanded the second mill capacity to 2,200 tonnes per day (“t/d”) to achieve a total milling capacity of 3,200 t/d at the Ying Mining District, or about 1 million tonnes per year;

  Silvercorp continues to maintain its low cost producer status with a cash production cost per ounce of silver of negative $4.55;

  Repurchased and cancelled 4.5 million shares at an average of $7.90 per share, totalling $35.4 million, through a normal course issuer bid;

  Paid cash dividends of CAD$0.02 per share, totalling $3.7 million for the quarter; and

  Successfully defended the Company against false and malicious anonymous allegations, made in a “Short and Distort” scheme.

FINANCIALS

In Q2 2012, net income attributable to the shareholders of the Company was $18.5 million, or $0.11 per share, a 49% increase from net income of $12.4 million, or $0.08 per share, in the same quarter last year. Net income was affected by: (i) $1.5 million of additional costs incurred related to fighting the “Short and Distort” scheme; and (ii) $3.6 million of China dividend withholding taxes accrued as Silvercorp is anticipating its 77.5% subsidiary, Henan Found Mining Co. Ltd., to pay an annual dividend in the next quarter. The entire annual dividend withholding tax is accrued in this quarter. Excluding these two items, adjusted earnings was $23.6 million or $0.14 per share.

For the six months ended September 30, 2011 (“H1 2012”), net income was $44.1 million, or $0.25 per share, a 66% increase from net income of $26.6 million, or $0.16 per share, in the same period last year (“H1 2011”).

In Q2 2012, the Company achieved sales of $62.1 million, a 71% increase from $36.3 million in the same quarter last year. The increase in sales was primarily from higher metal prices, combined with an increase in the quantity of silver and gold produced and sold, as shown in Table 1 below:

Table 1:	Quantities (‘000 oz or lb)		Realized selling prices ($/oz or lb)		Sales (in ‘000$)

	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011
Silver	1,396	1,342	$30.48	$14.63	$42,535	$19,642
Gold	2.5	0.3	1,313	841	3,301	246
Lead	16,520	17,028	0.86	0.81	14,145	13,853
Zinc	3,236	3,869	0.64	0.67	2,074	2,597
Total					$62,055	$36,338

Realized selling price is determined by Shanghai Metal Exchange (“SME”) for lead and zinc and Shanghai Gold Exchange (“SGE”) prices for silver and gold, less smelter charges and 17% value added taxes (exempted for gold), as shown in Table 2 below:

	Silver (in US$/ounce)		Gold(in US$/ounce)		Lead(in US$/pound)		Zinc (in US$/pound)
	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011
SME or SGE quarterly average	$40.13	$19.56	1,712	1,228	$1.15	$1.06	$1.20	$1.10
Less: Smelter charges	(4.47)	(2.44)	(399)	(387)	(0.14)	(0.11)	(0.45)	(0.32)
Less: Value added taxes	(5.18)	(2.49)	-	-	(0.15)	(0.14)	(0.11)	(0.11)
Realized selling prices	$30.48	$14.63	1,313	841	$0.86	$0.81	$0.64	$0.67
LME quarterly average	$38.92	$18.95	1,709	1,226	$1.11	$0.92	$1.01	$1.05

Gross profit margin improved to 77% from 73% in Q2 2011. Cost of sales was $14.4 million, a 48% increase compared to a year ago. The increase was mainly due to increased ore production, a 34% increase compared to Q2 2011. Also impacting cost of sales were higher depreciation, amortization and depletion, increased labour and materials costs as well as the impact of the US dollar depreciation versus the Chinese RMB.

In H1 2012, the Company achieved sales of $131.8 million, an 80% increase from $73.1 million in the same period last year. Gross profit margin improved to 78% from 73% in H1 2011. Cost of sales was $28.5 million, a 43% increase compared to a year ago.

In Q2 2012, general and administrative expenses increased by $4.6 million to $8.5 million, compared to the same quarter last year. In H1 2012, general administrative expenses increased by $6.0 million to $14.6 million, compared to the same period last year. Significant increases were due to: (i) additional professional fees incurred for fighting the “Short and Distort” scheme; (ii) VAT surtax payments, which have been levied since December 1, 2010; (iii) increases in general office operation costs; and (iv) increases in salaries and benefits due to increased manpower and average salary increases as the Company is managing multiple mining projects, both operating and development, in China and Canada.

In Q2 2012, income tax expenses increased to $13.8 million from $5.4 million in the same quarter last year. In H1 2012, income tax expenses increased to $26.4 million from $8.6 million in the same period last year. The increases of income tax expense were mainly due to higher taxable income and a higher tax rate compared to last year. The Chinese tax holiday, which allowed the Company’s most profitable Chinese subsidiary, Henan Found Mining Co. Ltd. (Ying and TLP mines) to have a preferential 12.5% income tax rate, expired on December 31, 2010, increasing the income tax rate to 25%. The Company’s other Chinese subsidiary, Henan Huawei Mining Co. Ltd. (HPG and LM mines), is currently subject to preferential tax rate of 12.5% until December 31, 2011, after which it will be 25%. In addition, included in deferred income taxes was $3.6 million of China dividend withholding taxes accrued as Silvercorp is anticipating its 77.5% subsidiary, Henan Found Mining Co. Ltd., to pay an annual dividend in the next quarter.

In Q2 2012, the Company reported record cash flow from operations of $35.2 million, or $0.20 per share, a 140% increase from $14.6 million in the same quarter last year. In Q2 2012, the Company paid $3.7 million in dividends, $13.3 million in capital expenditures, and $35.4 million to repurchase common shares under its normal course issuer bid. The Company also spent $3.4 million as partial consideration payment to acquire Zhongxing Mining Co. Ltd. (“Zhongxing”) and Chuanxin Mining Co. Ltd. (“Chuanxin”), collectively the XBG mine, and paid a deposit of $19.6 million for the acquisition of another mineral property in China, the completion of which is subject to various conditions and government approvals. In H1 2012, cash flow from operations was $69.1 million, an increase from $37.8 million in the same period last year. The Company ended the quarter with $176.7 million in cash and short term investments.

OPERATIONS

In Q2 2012, the Company achieved silver production of 1.4 million ounces, a 4% increase compared to 1.3 million ounces in Q2 2011. Gold production increased 739% to 2,516 ounces compared to Q2 2011 primarily as a result of added gold production from the newly acquired BYP mine. The silver-equivalent production (includes only silver and gold) was about 1.5 million ounces. Silver and gold sales accounted for 74% of the total sales in the quarter, compared to 55% a year ago. In addition, 19.8 million pounds of lead and zinc were produced, slightly lower than the 20.9 million pounds in the same quarter last year. In H1 2012, the Company produced 3.0 million ounces of silver, 3,905 ounces of gold, 44.5 million pounds of lead and zinc, compared to 2.7 million ounces of silver, 1,300 ounces of gold and 44.1 million pounds of lead and zinc in the same period last year.

In Q2 2012, a total of 207,296 tonnes of ore were mined, a 34% increase compared to 154,445 tonnes in Q2 2011. In H1 2012, the Company mined 386,414 tonnes of ore, a 29% increase compared to 299,427 in H1 2011. The increased mine production was achieved through increased production from the TLP, HPG and LM mines that continued to expand operations along with new production from the BYP mine.

In Q2 2012, ore production at the Ying mine was 72,162 tonnes, 15% less than the same quarter last year of 85,204 tonnes. The decrease was because: (i) during the quarter, the Ying mine underwent a major update for its hauling facilities and replaced all of the shaft cages for safety purposes, which negatively impacted ore production, and (ii) continued labour shortages impacted our mining contractors at the Ying mine, resulting in lower mine production. While the Company has been actively working with its mining contractors to introduce new measures to maintain a stable mining labour force, the Ying mine is also in the process of establishing its own mining crews to carry out mining operations. It is expected mining capacity at the Ying mine will gradually improve over the next two quarters.

The decreased production at the Ying mine was offset by increased production from the TLP, HPG and LM satellite mines which have continued to expand operations over the last two years. Those satellite mines increased their ore production 60% to 110,380 tonnes compared to 69,241 tonnes in Q2 2011, producing 0.46 million ounces of silver (Q2 2011 – 0.25 million ounces of silver) at a cash cost of $0.97 per ounce of silver (Q2 2011 - $0.63 per ounce of silver).

In Q2 2012, a total of 209,725 tonnes of ore were milled, a 39% increase compared to 150,553 tonnes in Q2 2011. 19,813 tonnes of gold ore were milled at the newly acquired BYP mine as production continued to ramp up in this quarter. In H1 2012, a total of 392,615 tonnes of ore were milled, a 31% increase compared to 299,742 tonnes in H1 2011. The BYP mine contributed a total of 27,777 tonnes of ore milled.

The milling capacity increased in the quarter as the Company expanded the capacity at the second mill at the Ying Mining District to 2,200 t/d by adding a new 1,100 tonne line. The total milling capacity is 3,200 t/d, at the Ying Mining District, or about 1 million tonnes per year. In addition, we have 500 t/d milling capacity at the BYP mine, which is now operational.

In Q2 2012, total cash mining costs increased 5% to $42.30 per tonne from $40.36 per tonne in the same quarter last year. In H1 2012, total cash mining costs increased to $44.13 per tonne from $40.36 per tonne in the same period last year. The increase in total cash mining cost per tonne was mainly due to US dollar depreciation versus the Chinese RMB, and slightly impacted by higher labour and material costs.

In Q2 2012, total cash milling costs increased 12% to $12.70 per tonne from $11.36 per tonne in the same quarter last year. In H1 2012, total cash milling costs increased to $12.57 per tonne from $11.61 per tonne in the same period last year. The increase is mainly due to the impact of the US dollar depreciation versus the Chinese RMB. In addition, the milling costs at the BYP mine, which only commenced operations last quarter, were high as the production is still ramping up.

Including by-product credits, in Q2 2012, total production cost per ounce of silver was negative $2.74 and the cash cost per ounce of silver was negative $4.55, compared to the total production costs and cash production costs per ounce of silver of negative $5.17 and negative $6.30, respectively, in same quarter last year. The increase noted is due to relatively lower by-product grades and higher production costs, slightly off-set by an increased lead price. In H1 2012, total production cost per ounce of silver was negative $3.75 and the cash cost per ounce of silver was negative $5.39, compared to the total production costs and cash production costs per ounce of silver of negative $5.19 and negative $6.31, respectively, in the same period last year.

Silvercorp’s consolidated operational results for the past five quarters are summarized in Table 3 below:

Table 3: Consolidated Operational Results
	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011
	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10	30-Sept-10
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,579	3,108	2,740	3,711	3,065
Stockpiled Ore (tonne)	204,717	176,011	122,951	163,502	151,380
	207,296	179,119	125,691	167,213	154,445
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,579	3,108	2,740	3,711	3,065
Ore Milled (tonne)	207,146	179,782	132,924	157,817	147,488
	209,725	182,890	135,464	161,528	150,553
Metal Sales
Silver (in thousands of ounce)	1,396	1,592	1,047	1,523	1,343
Gold (in thousands of ounce)	2.5	1.4	1.1	0.8	0.3
Lead (in thousands of pound)	16,520	20,621	14,385	18,795	17,028
Zinc (in thousands of pound)	3,236	4,102	3,253	4,791	3,869
Head Grade of Run of Mine Ore
Silver (gram/tonne)	271.0	303.0	290.0	330.0	312.0
Gold (gram/tonne) – BYP mine	3.3	-	-	-	-
Lead (%)	4.6	5.5	5.6	5.7	5.6
Zinc (%)	1.2	1.5	1.8	1.8	1.9
Recovery Rate of Run of Mine Ore
Silver (%)	92.1	91.3	91.8	92.0	91.6
Gold (%) – BYP mine	89.1	-	-	-	-
Lead (%)	94.7	94.7	95.6	95.3	95.1
Zinc (%)	75.1	72.8	67.8	70.1	70.1
Cash Mining Cost ($ per tonne)	42.30	48.66	45.54	48.30	40.36
Total Mining Costs($ per tonne)	55.66	60.07	56.55	58.28	49.12
Cash Milling Cost ($ per tonne)	12.70	12.42	15.31	12.11	11.36
Total Milling Cost ($ per tonne)	14.09	13.94	17.26	13.69	13.06
Total Production Cost per Ounce of Silver ($)	(2.74)	(4.63)	(6.06)	(5.93)	(5.17)
Total Cash Cost per Ounce of Silver ($)	(4.55)	(6.12)	(7.61)	(7.13)	(6.30)
BYP Production Cost per Ounce of Gold ($)	598.94	277.02	n/a	n/a	n/a
BYP Cash Cost per Ounce of Gold($)	275.70	271.16	n/a	n/a	n/a

The Ying mine continued to be the primary focus and most profitable project of the Company. The operational results for the past five quarters at the Ying mine are summarized in Table 4 below:

Table 4: Ying Mine Operational Results
	Q2 2012	Q1 2011	Q4 2011	Q3 2011	Q2 2011
	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,463	3,062	2,715	3,640	3,017
Stockpiled Ore (tonne)	69,699	78,276	59,650	82,101	82,187
	72,162	81,338	62,365	85,741	85,204
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,463	3,062	2,715	3,640	3,017
Ore Milled (tonne)	68,793	79,974	61,173	81,700	79,995
	71,256	83,036	63,888	85,340	83,012
Metal Sales
Silver (in thousands of ounce)	939	1,146	765	1,241	1,095
Lead (in thousands of pound)	10,857	15,419	10,359	14,862	13,486
Zinc (in thousands of pound)	2,311	3,594	2,536	3,954	3,275
Head Grade of Run of Mine Ore
Silver (gram/tonne)	437.0	444.0	441.0	499.0	461.0
Lead (%)	7.6	8.6	8.4	8.3	7.9
Zinc (%)	2.2	2.5	2.9	2.9	2.8
Recovery Rate of Run of Mine Ore
Silver (%)	92.8	92.1	93.0	92.9	92.3
Lead (%)	96.2	96.1	97.0	96.6	96.3
Zinc (%)	74.9	74.9	67.7	70.1	71.5
Cash Mining Cost ($ per tonne)	47.76	48.27	48.35	49.85	42.66
Total Mining Costs($ per tonne)	65.44	63.27	63.56	64.12	54.79
Cash Milling Cost ($ per tonne)	14.31	11.74	15.43	12.22	11.51
Total Milling Cost ($ per tonne)	16.00	13.31	17.39	13.89	13.36
Total Production Cost per Ounce of Silver ($)	(5.65)	(7.81)	(8.88)	(7.67)	(6.94)
Total Cash Cost per Ounce of Silver ($)	(7.14)	(9.05)	(10.25)	(8.76)	(7.99)

ACQUISITION, EXPLORATION AND PROJECT DEVELOPMENT

Ying Mining District, Henan Province, China

The Company is continuing its 40,000 metre (m) tunnelling and 171,000 m underground drilling program at the Ying Mining District for fiscal year 2012 to further expand resources and increase production. Together with mine developments, a total of 23,510 m of tunnelling (2 m by 2 m in dimension), 54,977 m of diamond drilling and 411 m of shafts and declines development were completed in the quarter at a cost of $6.8 million.

An improved mining technique for resuing mining stopes has been implemented in all four mines at the Ying Mining District in October 2011. The method is to first cut a 1.5 m deep hole with 1.0 m in length with a width matching true width of a vein at every lift, and then drill upward to blast holes along the vein. Those holes are blasted using the first cut hole as free space. This improved mining technique will reduce mining dilution by 5 to 10%.

Due to constraints in mining contractors’ ability to employ skilled miners and organize mine production in the gradually tightening labour market in China, and in order to improve mine productivity, the Company is in the process of establishing its own mining crews to carry out mining operations. It is expected to take about one year for the Company to complete this transition.

During the quarter, the Company commenced the development of a 5,200 m access ramp, with dimensions of 4 m by 4.5 m, at the Ying mine starting from the 580 m elevation and going down to zero metre elevation. The access ramp will provide access to the S7-1 vein in which resources were expanded by the recent drilling, and provide access to future mining operations below zero metre elevation. The access ramp is expected to be completed in two and half years.

The Company has also commenced the development of a 4,800 m access ramp with dimensions of 4 m by 4.5 m at the southwest corner of the TLP Mining Permit, adjacent to the LM Mining Permit, from about 980 m elevation to 500 m elevation. The access ramp will provide access to a swarm of mineralized veins discovered. Currently, the Company is producing approximately 60,000 tonnes per year from the LM mine. Once the access ramp is completed in two and half years, the mining capacity at the LM mine is expected to increase to approximately 200,000 tonnes per year.

GC Project, Guangdong Province, China

During the quarter, the Company paid approximately $3 million cash to complete the acquisition of land usage rights for the GC mine and milling sites. Furthermore, mill and mine construction has commenced during the quarter with site preparation work, including the construction of access roads, water supply, and power lines, being completed. Since August, mining contractors have moved into the GC mine site and are well on track with the mine construction, completing 320 m of a 4 m by 4.5 m main access ramp and 20 m of the planned 620 m vertical shaft. The building of a construction head-frame for developing the vertical shaft is underway.

The Company also successfully negotiated and entered into an agreement with a building contractor to construct a 1,600 t/d capacity floatation mill that is capable of producing silver-lead, zinc, pyrite floatation concentrates and a tin gravity concentrate. This is the same contractor who built the Company’s two mills at the Ying Mining District. Milling equipment was sourced and the final purchase contract is expected to be signed in November 2011. In accordance with plans, the mill should be completed by July 2012 with an estimated cost of approximately RMB 100 million, or US$17 million.

During the quarter, the GC surface drilling program consisting of three drill rigs continued to perform step-out drilling.

Silvercorp has retained AMC Consultants of Vancouver in February 2011 to convert the Chinese design report on the GC project into an NI 43-101 qualified report. The AMC report is expected to be completed in November 2011.

BYP Mine, Hunan Province, China

During the quarter, production at the BYP mine continued to ramp up with 19,813 tonnes of ore being processed, yielding 1,613 ounces of gold as mill production resumed in August following a temporary halt in June while the Company installed a liner in the tailing pond.

The Company will continue to utilize the existing 500 t/d floatation mill to mine and process gold mineralization with an initial focus on higher grade mineralization areas.

The Company’s engineers continue to work with a qualified Chinese engineering firm to complete a detailed and staged mining and development plan to fulfill the Company’s production goal of expanding the mining and milling capacity to 1,500 t/d for fiscal 2013. The cost of mill expansion is about $10 million.

Construction of an 800 t/d backfill facility to fill up gold mineralization stopes is underway, which will cost around $1.5 million and will be completed in July 2012.

The Company also started to sink a 180 m deep, 3.5 m diameter, shaft from 380 m to 200 m elevations. The shaft will mainly be utilized to mine the #3 gold mineralization body. The cost of the shaft is about $1 million and is expected to be completed in April 2012.

XBG Project, Henan Province, China

In the current quarter, the Company completed the acquisition of a 90% equity interest in Zhongxing and Chuanxin through its 77.5% owned subsidiary, Henan Found Mining Co. Ltd. The main assets acquired are the high grade XBG silver-gold-lead-zinc mine with a mining permit covering 26.36 square kilometres and the adjacent NTM gold exploration permit covering 2.54 square kilometres along with a 350 t/d floatation mill and the environment permit to construct a 1,000 t/d floatation mill.

Exploration, mine development and small scale tunnelling mining have been on-going since the mining permit was issued in November 2010. By the end of July 2011, a total of 4,500 m of mine tunnels and several shallow shafts were developed in the mine area. Based on Zhongxing’s records, over 20,000 tonnes of silver-lead-zinc ore were mined, of which about 12,000 tonnes of ore were milled by the 350 t/d flotation mill. Metal recoveries from the test milling were reported to be over 90% for silver and lead and 80% for gold and zinc.

The Company intends to commence a comprehensive exploration program that includes surface and underground mapping and sampling, and surface and underground diamond drilling to explore the existing veins and discover additional veins. The exploration program is expected to be self-funded by cash-flow generated from continuing mining activities from the existing tunnels and processed from the existing 350 t/d floatation mill.

Silvertip Project, British Columbia, Canada

During the quarter, the Company continued its effort in completing a Small Mine Permit application. At the same time, the Company conducted the 2011 exploration program to test the DM zone, a new zone of silver-lead-zinc mineralization approximately eight kilometres to the south of Silvertip Mountain. The 2011 exploration program is now substantially completed, with assay results pending.

PRODUCTION GUIDANCE FOR THE FISCAL YEAR 2012

During the first six months of fiscal year 2012, 3.0 million ounces of silver, 1,703 ounces of gold and 44.5 million pounds of lead and zinc were produced and sold from the four mines at the Ying Mining District. This is on track for the fiscal year 2012 Production Guidance for the Ying Mining District, which is to process 600,000 tonnes of ore at grades of 325g/t silver, 0.4g/t gold, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, 4,000 ounces of gold, and 90 million pounds of lead and zinc. Total production cost is estimated at approximately $75 per tonne of ore.

For fiscal 2012, the BYP mine is expected to mine and mill 95,000 tonnes of ore at a grade of 6 g/t gold, yielding approximately 17,000 ounces of gold at an estimated total production cost of $28 per tonne of ore.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information in this section of the press release.

UPDATED CONFERENCE CALL AND WEBCAST INFORMATION

New Time and New Dial-In Number

A conference call and live audio webcast to discuss these results is scheduled as follows:
Date:	Wednesday, November 9, 2011
Time:	7:00 am PT (10:00 am ET)
Dial-In Number:	1-612-332-0636
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG silver-gold-lead-zinc mine nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently building the GC silver-lead-zinc project in Guangdong Province as its third China production base. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30, 2011	March 31, 2011	April 1, 2010
ASSETS
Current Assets
Cash and cash equivalents	$124,043	$147,224	$50,618
Short-term investments	52,623	59,037	43,773
Trade and other receivables	3,293	1,051	510
Inventories	4,035	3,895	3,175
Due from related parties	9,266	203	138
Prepaids and deposits	2,867	2,743	1,964
	196,127	214,153	100,178
Non-current Assets
Long term prepaids and deposits	21,833	893	583
Investment in an associate	14,886	15,822	6,103
Other investments	39,432	46,286	9,003
Plant and equipment	49,910	36,516	29,011
Mineral rights and properties	218,806	191,799	114,261
Deferred income tax assets	729	1,146	1,315
TOTAL ASSETS	$541,723	$506,615	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$27,805	$12,770	$7,504
Deposits received	3,730	13,278	6,737
Bank loan	-	-	1,465
Current portion of environmental rehabilitation	-	323	292
Dividends payable	3,284	3,600	3,238
Income tax payable	7,125	3,047	1,658
Due to a related party	249	3,447	-
	42,193	36,465	20,894
Non-current Liabilities
Deferred income tax liabilities	20,764	13,564	-
Environmental rehabilitation	3,360	2,909	2,357
Total Liabilities	66,317	52,938	23,251

Equity
Share capital	232,131	266,081	145,722
Contributed surplus	4,271	3,131	4,620
Reserves	24,717	24,717	24,717
Accumulated other comprehensive income	13,660	19,362	319
Retained earnings	124,320	87,326	33,099
Total equity attributable to the equity holders of the Company	399,099	400,617	208,477

Non-controlling interests	76,307	53,060	28,726
Total Equity	475,406	453,677	237,203

TOTAL LIABILITIES AND EQUITY	$541,723	$506,615	$260,454

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended September 30,		Six Months Ended September 30,
	2011	2010	2011	2010
Sales	$62,055	$36,338	$131,774	$73,067
Cost of sales	14,435	9,742	28,494	19,933
Gross profit	47,620	26,596	103,280	53,134

General and administrative	8,495	3,880	14,578	8,546
General exploration and property investigation	1,209	1,110	3,001	2,435
Foreign exchange loss (gain)	(1,284)	570	(760)	(303)
Loss on disposal of plant and equipment	171	449	253	449
Gain on disposal of mineral rights and properties	-	-	-	(537)
Income from operations	39,029	20,587	86,208	42,544

Share of gain in an associate	116	1,798	92	1,760
Gain (loss) on investments	(670)	126	(1,829)	77
Other income	126	84	301	196
Income before finance items and income taxes	38,601	22,595	84,772	44,577

Finance income	1,110	326	1,780	591
Finance costs	(23)	(50)	(46)	(110)
Income before income taxes	39,688	22,871	86,506	45,058

Income tax expense	13,786	5,388	26,360	8,640
Net income for the period	$25,902	$17,483	$60,146	$36,418

Attributable to:
Equity holders of the Company	$18,471	$12,434	$44,113	$26,555
Non-controlling interests	7,431	5,049	16,033	9,863
	$25,902	$17,483	$60,146	$36,418

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.11	$0.08	$0.25	$0.16
Diluted earnings per share	$0.11	$0.08	$0.25	$0.16
Weighted Average Number of Shares Outstanding - Basic	173,664,959	164,934,678	174,343,192	164,825,570
Weighted Average Number of Shares Outstanding - Diluted	174,282,790	165,703,536	175,122,557	165,642,570

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2011	2010	2011	2010
Cash provided by (used in)
Operating activities
Net income for the period	$25,902	$17,483	$60,146	$36,418
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation	23	40	46	80
Depreciation, amortization and depletion	3,294	1,666	5,881	3,337
Share of gain in an associate	(116)	(1,798)	(92)	(1,760)
Deferred income taxexpense	4,379	581	5,507	1,116
Loss (gain) on investments	670	(126)	1,829	(77)
Loss on disposal of plant and equipment	171	449	253	449
Gain on disposal of mineral rights and properties	-	-	-	(537)
Stock-based compensation	841	477	1,619	1,231
Changes in non-cash operating working capital	15	(4,131)	(6,075)	(2,434)
Net cash provided by operating activities	35,179	14,641	69,114	37,823

Investing activities
Mineral rights and properties
Acquisition and capital expenditures	(7,326)	(6,263)	(13,701)	(11,918)
Proceeds on disposals	-	-	-	537
Plant and equipment
Acquisition	(6,018)	(2,624)	(10,150)	(3,407)
Proceeds on disposals	-	1	-	1
Other investments
Acquisition	-	(2,019)	(1,020)	(2,019)
Net redemptions of short-term investments	12,813	15,584	7,820	209
Acquisition of Zhongxing/Chuanxin	(3,403)	-	(3,403)	-
Prepayments to acquire mineral property, plant and equipment	(19,989)	(420)	(21,095)	(1,232)
Net cash provided by (used in) investing activities	(23,923)	4,259	(41,549)	(17,829)

Financing activities
Net repayment from (advance to) related parties	(11,113)	318	(12,290)	305
Bank loan
Repayments	-	-	-	(1,473)
Non-controlling interests
Contribution	578	-	5,158	-
Cash dividends distributed	(3,705)	(3,174)	(7,305)	(6,374)
Capital stock
Proceeds from issuance of common shares	61	829	951	2,017
Normal course issuer bid	(35,380)	-	(35,380)	-
Net cash used in financing activities	(49,559)	(2,027)	(48,866)	(5,525)
Effect of exchange rate changes on cash and cash equivalents	(3,330)	1,894	(1,880)	1,176
Increase (decrease) in cash and cash equivalents	(41,633)	18,767	(23,181)	15,645
Cash and cash equivalents, beginning of the period	165,676	47,496	147,224	50,618
Cash and cash equivalents, end of the period	$124,043	$66,263	$124,043	$66,263

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q2 Fiscal 2012	Three months ended September 30, 2011
	YING HPG&LM		TLP	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,463	72	44	-	2,579
Stockpiled Ore (tonne)	69,699	26,527	83,737	24,754	204,717
	72,162	26,599	83,781	24,754	207,296
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,463	72	44	-	2,579
Ore Milled (tonne)	68,793	25,296	93,244	19,813	207,146
	71,256	25,368	93,288	19,813	209,725
Mining cost per tonne of ore mined ($)	65.44	67.27	46.97	44.11	55.66
Cash mining cost per tonne of ore mined ($)	47.76	57.75	40.19	16.95	42.30
Non cash mining cost per tonne of ore mined ($)	17.67	9.52	6.78	27.16	13.36
Unit shipping costs($)	3.96	3.49	3.72	-	3.33
Milling cost per tonne of ore milled ($)	16.00	13.88	13.02	12.53	14.09
Cash milling cost per tonne of ore milled ($)	14.31	12.54	11.70	11.87	12.70
Non cash milling cost per tonne of ore milled ($)	1.69	1.34	1.33	0.66	1.39
Average Production Cost
Silver ($ per ounce)	4.66	9.27	12.36	-	7.09
Gold ($ per ounce)	179.96	383.40	-	598.69	305.31
Lead ($ per pound)	0.13	0.26	0.35	-	0.20
Zinc ($ per pound)	0.09	0.19	0.29	-	0.15
Total production cost per ounce of Silver ($)	(5.65)	0.91	4.47		(2.74)
Total cash cost per ounce of Silver ($)	(7.14)	(0.55)	1.46		(4.55)
Total production cost per ounce of Gold ($)				598.94	598.94
Total cash cost per ounce of Gold ($)				275.70	275.70
Total Recovery of the Run of Mine Ore
Silver (%)	92.8	92.6	90.4		92.1
Gold (%)				89.1
Lead (%)	96.2	93.1	91.0		94.7
Zinc ( %)	74.9	62.4	73.8		75.1
Head Grades of Run of Mine Ore
Silver (gram/tonne)	437.0	221.0	143.0		271.0
Gold (gram/tonne)	-		-	3.3	-
Lead (%)	7.6	3.6	2.3		4.6
Zinc (%)	2.2	0.5	0.6		1.2
Sales Data
Metal Sales
Silver (in thousands of ounce)	939	158	299	-	1,396
Gold (in thousands of ounce)	0.6	0.3	-	1.6	2.5
Lead (in thousands of pound)	10,857	1,696	3,967	-	16,520
Zinc (in thousands of pound)	2,311	171	754	-	3,236
Metal Sales
Silver (in thousands of $)	28,672	4,694	9,169	-	42,535
Gold (in thousands of $)	688	393	-	2,220	3,301
Lead (in thousands of $)	9,307	1,417	3,421	-	14,145
Zinc (in thousands of $)	1,430	104	540	-	2,074
	40,097	6,608	13,130	2,220	62,055
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.55	29.80	30.63	-	30.48
Gold ($ per ounce)	1,179.81	1,232.20	-	1,376.38	1,312.50
Lead ($ per pound)	0.86	0.83	0.86	-	0.86
Zinc ($ per pound)	0.62	0.61	0.72	-	0.64

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q2 Fiscal 2011	Three months ended September 30, 2010
	YING	HPG & LM	TLP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,017	48	-	3,065
Stockpiled Ores (tonne)	82,187	15,112	54,081	151,380
	85,204	15,160	54,081	154,445
Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,017	48	-	3,065
Ores Milled (tonne)	79,995	15,848	51,645	147,488
	83,012	15,896	51,645	150,553
Mining cost per tonne of ore mined ($)	54.79	71.46	33.92	49.12
Cash mining cost per tonne of ore mined ($)	42.66	64.21	30.04	40.36
Non cash mining cost per tonne of ore mined ($)	12.13	7.25	3.88	8.76
Unit shipping costs($)	3.50	2.98	3.03	3.28
Milling cost per tonne of ore milled ($)	13.36	13.33	12.50	13.06
Cash milling cost per tonne of ore milled ($)	11.51	11.85	10.99	11.36
Non cash milling cost per tonne of ore milled ($)	1.86	1.48	1.51	1.69
Average Production Cost
Silver ($ per ounce)	2.84	10.04	7.83	3.93
Gold ($ per ounce)	156.87	604.63	-	225.85
Lead ($ per pound)	0.16	0.56	0.44	0.22
Zinc ($ per pound)	0.13	0.45	0.34	0.18
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(6.94)	6.09	1.05	(5.17)
Total cash cost per ounce of Silver ($)	(7.99)	5.05	(0.61)	(6.30)
Total Recovery of the Run of Mine Ores
Silver (%)	92.3	91.8	86.9	91.6
Lead (%)	96.3	93.9	89.9	95.1
Zinc (%)	71.5	44.9	65.9	70.1
Head Grades of Run of Mine Ores
Silver (gram/tonne)	461.0	178.0	114.0	312.0
Lead (%)	7.9	3.2	2.6	5.6
Zinc (%)	2.8	0.4	0.8	1.9
Sales Data
Metal Sales
Silver (in thousands of ounce)	1,095	79	168	1,342
Gold (in thousands of ounce)	0.2	0.1	-	0.3
Lead (in thousands of pound)	13,486	1,020	2,522	17,028
Zinc (in thousands of pound)	3,275	60	534	3,869
Metal Sales
Silver ($)	15,993	1,168	2,481	19,642
Gold ($)	135	111	-	246
Lead ($)	10,945	831	2,077	13,853
Zinc ($)	2,213	40	344	2,597
	29,286	2,150	4,902	36,338
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.60	14.73	14.79	14.63
Gold ($ per ounce)	806.78	887.41	-	841.19
Lead ($ per pound)	0.81	0.81	0.82	0.81
Zinc ($ per pound)	0.68	0.66	0.64	0.67

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

YTD Q2 Fiscal 2012	Six months ended September 30, 2011
	YING HPG&LM		TLP	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	5,524	116	46	-	5,686
Stockpiled Ore (tonne)	147,975	54,599	144,487	33,667	380,728
	153,499	54,715	144,533	33,667	386,414
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	5,524	116	46	-	5,686
Ore Milled (tonne)	148,767	53,660	156,724	27,777	386,929
	154,291	53,776	156,770	27,777	392,615
Mining cost per tonne of ore mined ($)	64.29	66.93	49.34	32.71	56.32
Cash mining cost per tonne of ore mined ($)	48.03	56.06	42.83	12.46	44.13
Non cash mining cost per tonne of ore mined ($)	16.26	10.87	6.50	20.25	12.19
Unit shipping costs($)	3.99	3.54	3.69	-	3.47
Milling cost per tonne of ore milled ($)	14.55	13.98	13.33	15.05	14.02
Cash milling cost per tonne of ore milled ($)	12.93	12.55	11.91	14.35	12.57
Non cash milling cost per tonne of ore milled ($)	1.62	1.43	1.42	0.70	1.45
Average Production Cost
Silver ($ per ounce)	4.38	9.31	12.32		6.53
Gold ($ per ounce)	160.53	366.58	-	512.61	267.58
Lead ($ per pound)	0.13	0.26	0.35		0.19
Zinc ($ per pound)	0.08	0.19	0.38		0.13
Total production cost per ounce of Silver ($)	(6.84)	1.69	4.43		(3.75)
Total cash cost per ounce of Silver ($)	(8.19)	0.04	1.72		(5.39)
Total production cost per ounce of Gold ($)				512.68	512.68
Total cash cost per ounce of Gold ($)				276.09	276.09
Total Recovery of the Run of Mine Ore
Silver (%)	92.4	92.1	89.5		91.7
Gold (%)				86.7	86.7
Lead (%)	96.3	93.3	90.9		94.7
Zinc ( %)	75.7	57.9	71.7		73.9
Head Grades of Run of Mine Ore
Silver (gram/tonne)	441.0	227.0	147.0		287.0
Gold (gram/tonne)				2.9	2.9
Lead (%)	8.1	3.4	2.4		5.0
Zinc (%)	2.3	0.5	0.7		1.4
Sales Data
Metal Sales
Silver (in thousands of ounce)	2,085	347	556	-	2,988
Gold (in thousands of ounce)	1.1	0.6	-	2.2	3.9
Lead (in thousands of pound)	26,276	3,542	7,324	-	37,142
Zinc (in thousands of pound)	5,906	321	1,112	-	7,339
Metal Sales
Silver (in thousands of $)	63,159	10,265	16,867	-	90,291
Gold (in thousands of $)	1,226	697	-	2,909	4,832
Lead (in thousands of $)	22,770	2,975	6,336	-	32,081
Zinc (in thousands of $)	3,333	191	1,046	-	4,570
	90,488	14,128	24,249	2,909	131,774
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.29	29.55	30.36		30.22
Gold ($ per ounce)	1,111.49	1,163.53	-	1,320.74	1,237.48
Lead ($ per pound)	0.87	0.84	0.87		0.86
Zinc ($ per pound)	0.56	0.60	0.94		0.62

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

YTD Q2 Fiscal 2011	Six months ended September 30, 2010
	YING	HPG & LM	TLP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	6,356	125	10	6,491
Stockpiled Ores (tonne)	162,060	32,943	97,933	292,936
	168,416	33,068	97,943	299,427
Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	6,356	125	10	6,491
Ores Milled (tonne)	161,893	33,924	97,434	293,251
	168,249	34,049	97,444	299,742
Mining cost per tonne of ore mined ($)	54.97	62.69	33.77	48.89
Cash mining cost per tonne of ore mined ($)	43.27	56.34	29.97	40.36
Non cash mining cost per tonne of ore mined ($)	11.71	6.35	3.80	8.53
Unit shipping costs($)	3.56	3.38	3.22	3.43
Milling cost per tonne of ore milled ($)	13.52	12.67	13.16	13.30
Cash milling cost per tonne of ore milled ($)	11.78	11.25	11.45	11.61
Non cash milling cost per tonne of ore milled ($)	1.74	1.42	1.70	1.69
Average Production Cost
Silver ($ per ounce)	2.95	7.44	7.80	3.90
Gold ($ per ounce)	169.13	456.28	449.11	230.11
Lead ($ per pound)	0.16	0.39	0.42	0.21
Zinc ($ per pound)	0.13	0.28	0.35	0.17
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(6.37)	(0.26)	0.50	(5.19)
Total cash cost per ounce of Silver ($)	(7.38)	(1.51)	(1.28)	(6.31)
Total Recovery of the Run of Mine Ores
Silver (%)	92.0	90.7	86.0	91.2
Lead (%)	96.3	93.8	89.8	95.2
Zinc (%)	70.4	52.7	69.9	69.8
Head Grades of Run of Mine Ores
Silver (gram/tonne)	465.4	178.5	114.9	318.8
Lead (%)	8.0	4.1	2.6	5.8
Zinc (%)	2.8	0.6	0.8	1.9
Sales Data
Metal Sales
Silver (in thousands of ounce)	2,243	170	317	2,730
Gold (in thousands of ounce)	0.6	0.5	0.2	1.3
Lead (in thousands of pound)	27,716	2,805	5,311	35,832
Zinc (in thousands of pound)	6,880	268	1,151	8,299
Metal Sales
Silver ($)	31,949	2,440	4,561	38,950
Gold ($)	508	444	158	1,110
Lead ($)	21,528	2,129	4,155	27,812
Zinc ($)	4,311	147	737	5,195
	58,296	5,160	9,611	73,067
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.24	14.36	14.39	14.27
Gold ($ per ounce)	816.52	879.67	831.41	842.88
Lead ($ per pound)	0.78	0.76	0.78	0.78
Zinc ($ per pound)	0.63	0.55	0.64	0.63